Hey William!

You may have seen our last email about the opportunity for you to become a **PANGEA shareholder.**

Some of you replied and asked us:

"What is equity crowdfunding?"

We heard your feedback loud and clear, so we edited this video for you guys!

Watch the video below to understand the differences between equity crowdfunding and Kickstarter.

Watch here


CROWDFUNDING
VS
EQUITY
CROWDFUNDING

Be one of the first to invest in our equity crowdfunding campaign and **receive shares at our lowest price ever.**

Invest here

With love,
The PANGEA Movement

P.S. Please reply to this email with any questions.

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi William, congratulations, you now own a slice of PANGEA!

$1000+ investors = **YOUR NAME** ON A RIVER BARRIER!

We'll be placing an investor river barrier in one of the dirtiest rivers in the world with the names of all investors who pledge $1000+ in this round.




Your name here!

PANGEA

You'll be responsible for intercepting approximately **1,600 pounds** of trash from entering the ocean per year.


JUST INSTALLED


24 HOURS LATER

Increase your investment here

Our ecological impact is going viral!



PANGEA was just on the national news announcing the launch of our public WeFunder campaign.

Increase your investment here

With love,
The PANGEA Movement

P.S. Please reply to this email with any questions.

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi William. Congratulations, you now own a slice of PANGEA!

We're putting **your name** ON A RIVER BARRIER!

We'll be placing an investor river barrier in one of the dirtiest rivers in the world with the names of all investors who have pledged $1000+ in this round.




Your name here!

You'll be responsible for intercepting approximately **1,600 pounds** of trash from entering the ocean per year.



Our ecological impact is going viral!



PANGEA was just on the national news announcing the launch of our public WeFunder campaign.

Click here to watch the full interview

With love,
The PANGEA Movement

P.S. Please reply to this email with any questions.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.